QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

SBS BROADCASTING S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt,
L-1717 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING RECEIVES EURO 131.5 MILLION (US$157.5 MILLION) FOR SALE OF 30.4% INTEREST IN POLISH TV BROADCASTER TVN TO ITI

        Luxembourg, December 2, 2003    SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has received Euro 131.5 million (US$157.5 million) in cash for the sale of its remaining 30.4% equity stake in TVN Sp. z o.o. ("TVN") to a wholly-owned subsidiary of ITI Holdings S.A. ("ITI"), its partner in TVN. TVN is a leading Polish television broadcaster in which SBS was a minority shareholder since July 2000.

        Commenting on the announcement, Harry Evans Sloan, Executive Chairman of SBS, said, "The sale of SBS's equity stake in TVN to ITI is consistent with our long-term strategy of focusing on broadcasting assets that we fully control and operate. We congratulate the ITI Group and TVN and its management team for achieving continued improvements in TVN's operating and financial performance over the last three years as TVN has become one of the most successful commercial television stations in Europe. We admire the achievements of Jan Wejchert, Marius Walter and Bruno Valsangiacomo, ITI's founders, who are true pioneers in European television broadcasting. We wish the ITI Group and TVN continued success in the future."

        Mr. Sloan continued:    "This transaction significantly improves our balance sheet as our cash now exceeds our total debt on a consolidated basis. We will be reducing our debt promptly as we have called our 7% convertible subordinated notes for redemption on December 19, 2003. The transaction also puts us in a strong position to pursue further strategic opportunities in our core television and radio businesses in Europe."

        The Company's 7% convertible subordinated notes have an outstanding principal amount of $53.65 million. Any notes that are not converted into SBS common shares by noteholders at a conversion price of $29.13 per SBS common share will be redeemed for cash at 100% of the principal amount of the notes plus accrued interest on the redemption date.

Forward-Looking Statements

        Some of the statements in this press release are forward-looking, including, without limitation: the statement that we will be reducing our debt promptly as we have called our 7% convertible subordinated notes for redemption on December 19, 2003; and the statement that the transaction puts us in a strong position to pursue further strategic opportunities in our core television and radio businesses in Europe. These forward-looking statements include statements relating to anticipated developments in the television broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

        It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, government policy and regulatory requirements; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; the timely development and acceptance of our new channels, stations, magazines and/or services; the effects of technological changes in broadcasting technology;

and, our success at managing the risks that arise from these factors. A more detailed discussion of some of these risks is set forth in SBS's annual report on Form 20F for the year-ended December 31, 2002.

        All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

        For further information visit: www.sbsbroadcasting.com, or contact:

# # # # #

Investors: Nick Laudico/Michael Smargiassi Brainerd Communicators Tel: +1 212 986 6667	Press: Jeff Pryor Pryor Associates +1 818-382-2233	Catriona Cockburn Citigate Dewe Rogerson Tel: +44 207 282 2924

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SBS BROADCASTING S.A.
Date: December 4, 2003	By:	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

QuickLinks

SBS BROADCASTING RECEIVES EURO 131.5 MILLION (US$157.5 MILLION) FOR SALE OF 30.4% INTEREST IN POLISH TV BROADCASTER TVN TO ITI
# # # # #
SIGNATURES